EXHIBIT 99(b)





                                  NEWS RELEASE


FOR IMMEDIATE RELEASE                CONTACT:     A. Patrick Linton
                                                  President and CEO
                                                  FCNB Corp
                                                  (301) 662-2191

                                                  James G. Thompson
                                                  Chairman
                                                  Harbor Investment Corporation
                                                 (410) 551-8400

FCNB Corp Executes Definitive Agreement to Acquire Harbor Investment Corporation

         Frederick, Maryland. FCNB Corp, a multi-bank holding company headquartered in Frederick, Maryland, has signed a definitive agreement to acquire Harbor Investment Corporation, the parent company of Odenton Federal Savings and Loan Association in Odenton, MD, in a merger valued at approximately $6.7 million. The purchase price for each share of Harbor Investment Corporation Common Stock is $69.08. FCNB Corp will acquire all of the outstanding shares of Harbor Investment Corporation Common Stock as a result of the merger. FCNB Corp anticipates that one time charges associated with the merger will be approximately $750,000 relating to recapture of bad debt reserves, severance agreements and advisory fees of Harbor Investment Corporation. Harbor Investment Corporation will continue to pay its regular quarterly dividend of $.125 per share until consummation of the merger.

         Odenton Federal Savings and Loan Association has one office, located in Odenton, Maryland. It is anticipated that this office will become a branch of Elkridge Bank, Elkridge, MD. Elkridge Bank and FCNB Bank are wholly owned subsidiaries of FCNB Corp.

         "FCNB Corp is very enthusiastic about this decision by Harbor Investment Corporation, and the assimilation of Odenton Federal Savings and Loan Association into Elkridge Bank," stated A. Patrick Linton, President and CEO, after the signing of the agreement. "This purchase is another positive development for FCNB Corp. We are very confident about the growth potential this market holds and the opportunity the merger brings to our employees, customers and stockholders."

         James G. Thompson, Chairman of Harbor Investment Corporation added, "We believe the proposed merger is in the best interests of the stockholders of Harbor Investment Corporation, and the customers and employees of Odenton Federal Savings and Loan Association."

         The merger is anticipated to be completed in the second quarter, 1996, and is subject to various conditions, including regulatory approval, and approval of the shareholders of Harbor Investment Corporation.

         FCNB is scheduled to close the acquisition of Laurel Bancorp, Inc. on January 26, 1996. Upon consummation of the Laurel Bancorp, Inc. transaction, total assets and shareholders' equity of FCNB Corp will exceed $650 million and $65 million, respectively. Harbor Investment Corporation has assets and stockholders' equity approximating $34 million and $3.9 million, respectively.

         FCNB Corp, trading on the NASDAQ National Market as FCNB, closed yesterday at $20.50 per share.

         FCNB Corp's bank subsidiaries are Members FDIC and Equal Opportunity Lenders, with offices in Frederick, Carroll, Montgomery, Howard, Anne Arundel, and after consummation of the acquisition of Laurel Bancorp, Inc., Prince George's County, in Maryland.

                                      -End-